                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF OCTOBER 2005

                              TELECOM ITALIA MEDIA S.P.A.
                 (Translation of registrant's name into English)

                  VIA CRISTOFORO COLOMBO 142, 00147 ROME, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA MEDIA: BOARD PASSES RESOLUTION ON LA7 TELEVISIONI MERGER WITH TELECOM ITALIA MEDIA

Milan, October 3, 2005 – At today’s meeting chaired by Riccardo Perissich, the Telecom Italia Media Board of Directors (Telecom Italia Group) passed a resolution to merge La7 Televisioni SpA into Telecom Italia Media SpA.

As announced on September 6, this is the final step in Telecom Italia Media’s restructuring plan, now that the Buffetti Group has been disposed of. By rolling La7 into Telecom Italia Media, the company will be able to rationalize its capital structure and complete its strategy of refocusing on its core media business, while at the same time achieving efficiency gains in its holding company structure and simplifying operational, administrative and corporate management processes. Once the merger is complete, TI Media will hold direct control over MTV Italia and Telecom Italia Media Broadcasting, in which La7 currently has an equity interest.

The merger was also approved in a resolution passed by the La7 Board of Directors. The merger will not result in any changes to Telecom Italia Media’s company bylaws, nor will it entail an increase in Telecom Italia Media share capital in service of the merger, as Telecom Italia Media already holds 100% of La7 shares; upon merger, the La7 shares will be cancelled without exchange.

Though the merger has no fiscal repercussions, it will generate a share cancellation deficit on the company balance sheet, the exact amount of which will be calculated during merger implementation. The merger will have no effect on TI Media’s consolidated assets and liabilities, earnings or financial position.

Once the merger has been completed, Telecom Italia Media shall take over all of La7’s rights and obligations, and continue in all legal relationships existing prior to the merger, including concessions, licenses and government authorizations to operate as a private television broadcaster over terrestrial frequencies, and to run trials of digital terrestrial technology.

The merger takes effect from the final date on the merger deed registration document, or from a later date as stated in the deed itself, which is scheduled to be drawn up in December 2005. For accounting and tax purposes, La7 operations are expected to be entered on Telecom Italia Media accounts as from January 1, 2006. The fiscal effects of the merger will also commence from that date.

Media Relations

Telecom Italia Media Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Investor Relations

+39.06.5150.5424

www.investor.telecomitaliamedia.it

investor.relations@telecomitaliamedia.it

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. The ability of the Telecom Italia Media Group to achieve its projected results is dependant on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Media Group's actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in the market;

- the ability of the Telecom Italia Media Group to introduce new services and products;

- the impact of regulatory decisions and changes in the regulatory environment;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and

- Telecom Italia Media's ability to successfully implement its internet strategy.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.

Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      October 3rd, 2005

                                               TELECOM ITALIA MEDIA S.P.A.
                                                      (Registrant)

                                              BY: /s/ Paolo Serra
                                                  ---------------------------
                                                      Paolo Serra
                                                 Chief Financial Officer